January 10, 2013

Mr. Terrance O’Brien

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 02549

Re: CPS Technologies Corporation

Forms 10-K

Filed March 30, 2012

File No. 0-16088

Dear Mr. O’Brien:

This is in response to your letter to me dated January 2, 2013 in which you offered a comment on our response dated December 14, 2012 to your letter dated November 21, 2012.

Form 10-K filed March 30, 2012

Management’s Discussion and Analysis

Income Taxes

1.	We have read your response to comment 4 in our letter dated November 21, 2012. Please revise future filings to include herein the clarifying information contained in your response.

We acknowledge your comment and will modify future filings beginning with our

Form 10-K for the year ended December 29, 2012 to include clarifying information contained in our response to comment 4 contained in your letter dated November 21,

2012.

In addition we acknowledge that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Ralph M Norwood

Ralph M. Norwood

Chief Financial Officer